Filed by EMC Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No. 000-27358

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Elite Merger Corporation, a wholly owned subsidiary of EMC, and Documentum, Inc. (“Documentum”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on October 14, 2003, and is incorporated by reference into this filing.

The following is a set of slides with a presentation EMC and its management made to the investment community.

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and Documentum intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and Documentum are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, Documentum and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and Documentum with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’ filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Documentum’s filings may be obtained by directing a request to Documentum Investor Relations, Documentum, Inc., 6801 Koll Center Parkway, Pleasanton, CA 94566. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by Documentum on Documentum’s website at www.documentum.com.

Documentum, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Documentum stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum’s proxy statement for its 2003 annual meeting, which was filed with the Securities and Exchange Commission on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the Securities and Exchange Commission when they become available.

###

Forward Looking Statements

This document contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire LEGATO Systems, Inc. (Nasdaq: LGTO) and Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s and Documentum’s filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this document.

2

Welcome Tony Takazawa Director, Global Investor Relations

Agenda Joe Tucci, EMC President and CEO EMC Strategic Rationale David DeWalt, Documentum President and CEO Documentum Strategic Rationale Bill Teuber, EMC Executive Vice President and CFO Transaction Summary Q&A

Forward-Looking Statements This presentation contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire Legato Systems, Inc. and Documentum; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC's filings with the U.S. Securities and Exchange Commission. EMC disclaims any obligation to update any such-forward looking statements after the date of this presentation.

For More Information: In connection with the proposed transaction, EMC and DOCUMENTUM intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders of EMC and DOCUMENTUM are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, DOCUMENTUM and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and DOCUMENTUM with the SEC at the SEC's website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company's other filings with the SEC also may be obtained from the respective companies. Free copies of EMC's filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of DOCUMENTUM's filings may be obtained by directing a request to DOCUMENTUM Investor Relations, 6801 Koll Center Parkway, Pleasanton, CA 94566. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by DOCUMENTUM on DOCUMENTUM's website at www.documentum.com. DOCUMENTUM, its directors and executive officers may be deemed to be participants in the solicitation of proxies from DOCUMENTUM stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of DOCUMENTUM is set forth in DOCUMENTUM's proxy statement for its 2003 annual meeting, which was filed with the Securities and Exchange Commission on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the Securities and Exchange Commission when they become available.

EMC and Documentum Joe Tucci EMC President and CEO

EMC Preliminary 3Q03 Results Evidence that our focus on automated networked storage and information lifecycle management is paying off Revenues: $1.511 billion EPS: $0.07 Including $0.02 per share tax benefit No additional comments at this time Join us on October 16th for full details of 3Q03 results

Information Lifecycle Mgmt Evolution of Information Storage Direct Attached Storage Enterprise Storage Networked Storage Automated Networked Storage

Information Lifecycle Management Process Policy-based Alignment of Storage Infrastructure with Data Value Storage infrastructure that is Application & Lifecycle Aware Classify data / applications based on business rules Implement policies with information management tools AUTOMATED Manage storage environment FLEXIBLE Tier storage resources to align with data classes

Advances EMC's Software Evolution Consistent with our target for software to be 30% of total revenues Combined software revenue is $2.2 billion Annual run-rate of EMC, Legato and Documentum

Why Content Management? "Content Management is becoming the single, fastest-growing software segment in the enterprise."

Unstructured Data is a Great Opportunity The vast majority of all new information is unstructured data, such as Rich media, x-rays, e-mail attachments, web content, etc. Unstructured data is the fastest growing type of data Over 90% is being created in digital format This is the 'least' managed of all information types

Why Documentum?.....A Perfect Strategic Fit EMC has the "Infrastructure Layer" Tiered storage for varying information requirements Purpose built technology for unstructured data with fixed content requirements - Centera Now adding the "Intelligence Layer" Bringing structure to the unstructured Enables alignment of storage infrastructure and management with the value of the information over time Enterprise customer base is the same Vision is very similar David DeWalt will add more color

Documentum: A Great Addition to EMC Leading Technology Customer Base ~265 Software Engineers >2,500 Customers ~400 Customer Facing Personnel ~550 Channel Partners Additional Software "DNA" Distribution & Support

The Strategic Fit: EMC's ILM Offering Infrastructure Software Networked Storage Platforms Storage Management Services Data Management Content Management Information Management Software

where information lives

EMC² where information lives

EMC/Legato & Documentum: Great Product Fit

		EMC² / LEGATO / documentum
Enterprise SRM	Storage Resource Management	ControlCenter Family / VisualSAN / VisualSRM
Storage Infrastructure Software	Distributed File System	HighRoad
	Volume Mgmt. and Virtualization	PowerPath Volume Manager
	Application Monitoring and Availability (Clustering)	Application Availability Manager / Co-Standby Server
	Network Load Balancing	PowerPath
	On-Board Replication	SRDF / TimeFinder / SnapView / MirrorView / SANCopy
	Server-Based Replication	RepliStor
Information Management Software		
Data Management Software	Backup and Recovery	EDM; NetWorker
	Media Management	AlphaStor
	Replication Management	Replication Manager / Symmetrix Data Mobility Manager
	HSM and Archive	Avalon; DiskXtender / ArchiveXtender
Content Management Software	Document Management	Application-Xtender; Content Server, Content Intelligence Services, Content Services for Apps / Workflow Manager
	Records Management	Records Manager, Records Services for E-mail
	Digital Asset Management	Content Server, Rich Media Services
	Collaboration	OnCourse; eRoom / Real-Time Services
	Compliance/ Message Mgmt.	EmailXtender; Doc Control Manager / GXPharma
	Web Content Management	Content Exchange Services / Web Publisher

© 2003 EMC Corporation. All rights reserved.

15

Example - Content Management & CAS Synergy Business Requirements: Authorized access Retention and disposal policies Availability Compliance Medical record Enterprise Content Management EDM WCM DAM ERM CCM Check in/out Data tagging Audit/tracking Compliance assurance Collaboration Patient record (object) store Data protection Data immutability Automated disposal Content Management Medical Records Management Example Content Addressable Storage

EMC & Documentum: Integration aspects Documentum will be a division of EMC David DeWalt joins EMC as President of Documentum division and Executive Vice President of EMC Documentum will maintain its' management, salesforce, marketing and R&D We will leverage our enterprise account presence and direct sales and professional service organizations to accelerate revenue growth

Why Now? Results show that we are executing well Continue to strengthen our senior management team Documentum needed to make some strategic decisions Legato integration is extremely well-planned Excellent Documentum management team will continue to lead the charge - now with more resources from EMC

The Documentum Perspective David DeWalt Documentum President and CEO

Documentum Q302 Financial Performance 8th consecutive quarter of growth 4th consecutive record quarterly revenue Anticipated record revenues of approximately $73.5 million An increase of 31% over Q302 revenue of $56.3 million An 8% sequential increase over Q203 of $68.2 million Anticipated diluted EPS $0.02 on a GAAP basis Compared to $0.05 in Q302 Compared to $0.01 in Q203 Anticipated diluted EPS $0.11 on a non-GAAP basis Compared to $0.05 Q302 Compared to $0.07 Q203

ILM for Unstructured Data 80% of enterprise and government content is unstructured today (Enterprise Storage Group) Email PDFs Checks X-rays Paper Documents Rich Media Web content Audio, Video, Images Records Spreadsheets ILM for Unstructured Data - end-to end management from creation to disposal

Documentum Has the Capability to Provide Visibility Into, and Manage, All Unstructured Enterprise Content... Enterprise Content Management EDM WCM DAM ERM CCM Documents Web Rich Media Fixed Content Documents Spreadsheets Contracts Drawings HTML SGML WML XML Code Forms Images Sound Video Presentations Reports Records Scanning Imaging Final Form Storage eMail Project Discussions Desktop Sharing Online Meetings eMail IM Collaboration Content Documentum Universal Content Repository

Documentum Has the Capability to Provide Visibility Into, and Manage, All Unstructured Enterprise Content... Enterprise Content Management EDM WCM DAM ERM CCM Documents Spreadsheets Contracts Drawings HTML SGML WML XML Code Forms Images Sound Video Presentations Reports Records Scanning Imaging Final Form Storage eMail Project Discussions Desktop Sharing Online Meetings eMail IM Universal Content Repository Infrastructure Software Networked Storage Platforms Storage Management Services Information Management Software Data Management Content Management

CRM, Self-Service Portals Service Knowledge Base Service Contracts Policies Customer Records Supply Chain & eProcurement Planning & Procurement Contracts Catalogs Bids & Proposals Bills of Material Research & Development Discovery & Design Research Notes Design Documents Recipes & Formulations Market Research Contract Mgmt, A/P, Financial Reporting Legal & Finance Asset Management Purchase Orders Invoicing Financial Reports MRP, PLM Production SOPs Specifications Contracts CAD Drawings Brand Mgmt, Web Sites, Sales Portals Sales & Marketing Marketing collateral Web Pages Press Releases Sales Tools Channel Enablement, SFA Distribution Product Avail. Product Info Invoices Partnership Records Across Major Enterprise Business Processes

1990 1996 1999 2002 2003 IPO Documentum Established Next Gen EDM Platform - EDMS 98 Documentum 5 Collaboration Stage 1 2004 The union of information management and enterprise content management solution being the first company to deliver an ILM solution! Stage 2 A BOLD NEW ERA FOR DOCUMENTUM!

Why Now for Documentum? Where are we today? Grew license revenues 35% in calendar year 2002 Re-defined the Enterprise Content Management market by delivering the industry's most complete platform to manage unstructured assets Customers now standardizing on Documentum's infrastructure platform Huge opportunity to capitalize on the content management wave Content management now going mainstream Partnering now with EMC accelerates our market presence, growth and scale to lead this strategic infrastructure market Market needs solutions to address the full range of customer content management requirements with the lowest TCO From departmental to enterprise From low volume to high volume Across all information storage

Why EMC? Leading software vendor in storage with the most complete offering available The most complete ILM vision with the resources to pull it off Shared vision around convergence of redefining ILM by merging content and data management Extensive set of resources, deep relationship with customers, vast sales channel Global distribution reach and visibility Enterprise access and relationships accelerates Mansfield's reach Huge investment in R&D Highly complementary product fit Shared commitment to "open systems" Synergistic cultures and commitments to customer satisfaction Our teams already work together in partnership on Centera

Transaction Summary Bill Teuber EMC Executive Vice President & CFO

EMC and Documentum: Transaction Summary Deal Structure: All stock transaction Exchange Ratio: 2.175 EMC shares per Documentum share Shares Issued: 109 million Expected Closing : Early 1Q 2004 Ownership: EMC Shareholders: >95% Current Value : Approximately $1.7 billion

EMC and Documentum: Transaction Summary Value of transaction will be finalized using the average of the closing price several days pre and post - announcement Allocation of purchase price is subject to appraisal Based on yesterday's closing stock price, the transaction would result in approximately: $230-280 million of intangible assets $30-50 million for in-process R&D and other integration costs $1.5-1.6 billion of goodwill

EMC and Documentum New opportunities for ILM solutions Moves EMC closer to attaining software target of 30% Expected software mix for 2004 of 26% Expected software run rate exiting Q4'04 of 27%

Financial Details - Last 4 Quarters (Q4'02-Q3'03) Totals may not foot and may not agree to other schedules due to rounding EMC Legato Documentum Combined Revenues $5.9B $307M $275M $6.5B Software & Support $1.6B $307M $275M $2.2B Software & Support (% of total) 27.5% 100% 100% 34%

EMC Estimates FY 2003 - FY 2004 FY 2003 Consensus Revenue Estimate EMC Only $6,009M 13% Y/Y Growth FY 2004 Revenue Estimate EMC Only $6,790M

Legato Estimates FY 2003 - FY 2004 FY 2003 Consensus Revenue Estimate LGTO $315M 13% Y/Y Growth FY 2004 Consensus Revenue Estimate LGTO $357M

Legato Estimates FY 2003 - FY 2004 FY 2003 Consensus Revenue Estimate LGTO $315M 13% Y/Y Growth FY 2004 Consensus Revenue Estimate LGTO $357M Q4 2003 Consensus Revenue Estimate Revenue Estimate (EMC Portion) LGTO $85M $75M

EMC Plus Legato: 2003 Revenue Estimate EMC FY 2003 $6,009M LGTO FY 2003 (EMC portion) $75M TOTAL $6,084M

Revenue Estimate EMC FY 2003 EMC FY 2003 $6,009M LGTO FY 2003 (EMC portion) LGTO FY 2003 (EMC portion) $75M TOTAL $6,084M Revenue Estimate EMC FY 2004 $6,790M LGTO FY 2004 $357M TOTAL $7,147M EMC Plus Legato: 2003 to 2004

Revenue Estimate EMC FY 2003 EMC FY 2003 $6,009M LGTO FY 2003 (EMC portion) LGTO FY 2003 (EMC portion) $75M TOTAL $6,084M Revenue Estimate EMC FY 2004 $6,790M LGTO FY 2004 $357M TOTAL $7,147M EMC Plus Legato: 2003 to 2004 17.5% Y/Y Growth

Consensus Revenue Estimate DOCUMENTUM FY 2004 $322M EMC Plus Legato Plus Documentum: 2004

Revenue Estimate DOCUMENTUM FY 2004 $322M EMC FY 2004 $6,790M LGTO FY 2004 $357M TOTAL $7,469M EMC Plus Legato Plus Documentum: 2004

Revenue Estimate DOCUMENTUM FY 2004 $322M EMC FY 2004 $6,790M LGTO FY 2004 $357M TOTAL $7,469M EMC Plus Legato Plus Documentum: 2004 Revenue Estimate EMC FY 2003 EMC FY 2003 $6,009M LGTO FY 2003 (EMC portion) LGTO FY 2003 (EMC portion) $75M TOTAL $6,084M 23% Y/Y Growth

Financial Highlights Dilutive in 1Q 2004 by $0.02 No material impact to EPS for remainder of 2004 Slightly accretive to EPS in 2005

Q&A